DCG Group, LLC
Statements of Financial Position
December 31, 2019 and 2018

		2019		2018
CURRENT ASSETS:				
Cash and cash equivalents	$	60,056	$	27,379
Trade Accounts Receivable		19,147		7,106
Inventory		0		0
Prepaid expenses and other current assets		0		200
Total Current Assets		79,203		34,684
PROPERTY AND EQUIPMENT:				
Net Property and Equipment		56,100		1,815
TOTAL ASSETS	$	135,303	$	36,499
CURRENT LIABILITIES:				
Current Portion of Long-Term Debt	$	0	$	0
Accounts Payable		0		0
Funds in Escrow		25,996		263
Payroll Liabilities		6,496		0
Other Current Liabilities		5,010		0
Credit Cards and LOC Payable		60,000		138
Total Current Liabilities		97,501		401
DEFFERRED TAX LIABILITY		-		-
LONG-TERM LIABILITIES		0		0
TOTAL LIABILITIES		97,501		401
MEMBER'S EQUITY				
Owner's Investment		83,496		50,000
Retained Earnings		6,843		0
Net Income		(52,538)		(13,902)
		37,801		36,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	135,303	$	36,499

DCG Group, LLC
Statements of Operations
December 31, 2019 and 2018

	2019	2018
SALES	$ 222,739	$ 14,317
COST OF SALES	194,594	7,534
GROSS PROFIT	28,145	6,783
OPERATING EXPENSES:		
Advertising	6,772	1,540
Bank Service Charges	1,709	58
Training and Conferences	641	236
Depreciation	1,815	2,269
Insurance	1,019	4,172
Legal and Accounting	14,496	6,749
Miscellaneous	0	(877)
Taxes and Licenses	650	283
Rent	458	306
Repairs and Maintenance	485	0
Software and Supplies	16,320	6,654
Website	5,125	
Travel	1,437	270
Charitable Contributions and Gifts	401	0
Wages	29,354	840
Total Operating Expenses	80,683	22,500
NET OPERATING INCOME	(52,538)	(15,717)
OTHER INCOME/(EXPENSES)		
Interest income	0	0
Interest expense	0	0
TOTAL OTHER INCOME/(EXPENSES)	0	0
NET INCOME BEFORE TAXES	(52,538)	(15,717)
INCOME TAXES:		
Current	-	(1,815)
Deferred	-	
NET INCOME	$ (52,538)	$ (13,902)

DCG Group, LLC
Statement of Cash Flow
December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (52,538)	$ (13,902)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	1,815	454
Deferred Income Taxes	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	12,041	7,106
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Held in Escrow	25,733	263
Payroll Liabilities	6,496	-
Other	5,010	-
Credit Cards and LOC Payable	59,862	138
Total Adjustments	86,874	(6,251)
Net Cash Flows From Operating Activities	34,337	(20,153)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	56,100	2,269
Net Cash Flows From Investing Activities	56,100	2,269
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Deposits	33,496	50,000
Retained Earnings	20,744	
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	54,241	50,000
NET INCREASE (DECREASE) IN CASH	32,477	27,579
CASH - BEGINNING	27,579	-
CASH - ENDING	$ 60,056	$ 27,579

STATEMENT OF MEMBERS' EQUITY
For the period of January 1, 2019 through December 31, 2019
(Not audited or reviewed by independent CPA)

Members Equity

	Units	Amount	Retained Earnings/ (Deficit)	Total Members' Capital
Balance as of December 31, 2018	20000	$ 100,000	$ (13,902)	$ 86,098
Unit Issuance (Class B)	30001	-		-
Period net income (loss)			(52,538)	(52,538)
Balance as of December 31, 2019	**50001**	**$ 100,000**	**$ (66,440)**	**$ 33,560**

STATEMENT OF MEMBERS' EQUITY
For the period of January 1, 2018 through December 31, 2018
(Not audited or reviewed by independent CPA)

	Units	Amount	Retained Earnings/ (Deficit)	Total Members' Capital
Members Equity				
Balance as of December 31, 2017	0	$ -	$ -	$ -
Unit Issuance at $5/unit (Class A)	20000	100,000	0	100,000
Period net income (loss)			(13,902)	(13,902)
Balance as of December 31, 2018	**20000**	**$ 100,000**	**$ (13,902)**	**$ 86,098**

DCG GROUP, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Period from May 23, 2018 (inception) Ended December 31, 2019
(unaudited)

NOTE 1— NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

DCG GROUP, LLC ("the Company") was incorporated on May 23, 2018 under the laws of the State of Delaware, and is headquartered in Birmingham, Alabama. The Company connects smart, driven women with talent seeking companies offering jobs with flexible schedules; helping both reach their highest potential.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company's contracts have a single performance obligation which is settled upon connecting members to available job opportunities through the Company platform.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had items that would be considered cash equivalents in the amount of $60,056. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

NOTE 3 — EQUITY STRUCTURE

During the years ended December 31, 2019 and 2018, the CEO and sole officer of the Company, in addition to one other partial owner invested funds for operations in equal parts. These funds are non-interest bearing. At December 31, 2019, the amount of invested funds is $100,000. These invested funds were in exchange for 20,000 Class A membership units.

I, Delphine Carter, certify that:

(1) The financial statements of DCG GROUP, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information for DCG GROUP, LLC reflects accurately the information reported on the tax return for DCG GROUP, LLC filed for the fiscal year ended December 31, 2019. Namely total income of $ 59,759_____, taxable income of $ -66,833_____, and total tax of $ 0_____.

Signature: _Delphine Carter_____

DocuSigned by:
ED80BC74FD4340C...

Printed Name: Delphine Carter

Title: CEO

Date: __11/2/2020_____